Exhibit 1

SESSA CAPITAL BELIEVES ASHFORD HOSPITALITY PRIME’S DILUTIVE PENNY PREFERRED SHARE ISSUANCE WILL VIOLATE NYSE REGULATIONS

Sends Letter to NYSE Claiming Intended AHP Actions Violate NYSE Listing Obligations

Maryland Litigation Regarding AHP Termination Fee Structure Ongoing

New York – February 17, 2016 – Sessa Capital (Master), L.P. (“Sessa”), owner of 8.2% of the outstanding common shares of Ashford Hospitality Prime, Inc. (NYSE: AHP) (“Ashford Prime” or the “Company”) and Ashford Prime’s third largest shareholder, today disclosed that it sent a letter to the New York Stock Exchange (“NYSE”) protesting potential violations of the NYSE’s rules by Ashford Prime.

On February 1, 2016, Ashford Prime’s Board of Directors agreed to sell up to 13.3% of the Company’s voting interests, in the form of preferred stock sold for a penny a share, or a total of $43,750 (the “Penny Preferred”) to a group consisting primarily of Company management. Based on the most recent information Ashford Prime has made available, if the Penny Preferred is ultimately issued, more than half will be offered to Ashford Prime’s Chairman and CEO, Monty Bennett, and his father, the former Chairman of Ashford Hospitality Trust. Almost another 25% of the Penny Preferred will be offered to other members of Ashford Prime management.

In the letter to the NYSE, Sessa outlines its belief that the Penny Preferred violates sections 313.00(A), 312.02(b) and 303(A).08 of the NYSE rules, pertaining to the reduction of voting rights of common shareholders and requiring shareholder approval for certain stock issuances to insiders. These rules are meant to protect shareholders’ rights. Sessa seeks to protect Ashford Prime stockholders by heading off any action that could place Ashford Prime in non-compliance with NYSE rules and risk a delisting.

John Petry, Founder and Managing Partner of Sessa Capital stated, “We believe that Ashford Prime’s issuance of the Penny Preferred makes a mockery of NYSE rules designed to protect the rights of all shareholders, is directly contrary to existing shareholders’ interests, and is inconsistent with both NYSE rules and the fiduciary duties of the Company’s Board. If Ashford Prime issues the dilutive Penny Preferred, these protections to investors in NYSE-listed securities will be rendered almost meaningless and a dangerous precedent will be set for shareholders in all companies, not just those engaged in a contested board election. We have great respect for the NYSE’s hard work to ensure that its listed companies treat shareholders fairly; however, Chairman Bennett’s Penny Preferred threatens to undermine those efforts by tarnishing the reputation that has made the NYSE a leading global stock exchange.”

Petry concluded, “The Penny Preferred is the latest in a series of moves by Ashford Prime’s Board designed to disadvantage shareholders and to benefit insiders. We remain committed to defending our rights and the rights of all Ashford Prime shareholders and in furtherance of that goal will seek the election of our slate of five highly-qualified directors at the Company’s 2016 annual meeting of stockholders.”

As previously disclosed, on February 3, 2015, Sessa filed a lawsuit in the Circuit Court for Baltimore City, Maryland, against Ashford Prime seeking a ruling that the Company’s directors breached their fiduciary duties by inserting a change-in-control provision pertaining to shareholder elections into the Company’s advisory agreement with its external adviser, Ashford Inc., an entity for which Chairman Bennett also serves as Chairman and CEO. The provision imposes an outsized termination fee on the Company if shareholders elect a majority of directors not approved by the incumbent directors and thereafter Ashford Inc. elects to collect the fee. The litigation is ongoing.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Sessa Capital (Master), L.P. (“Sessa Capital”) and the other Participants (as defined below) have made a preliminary filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement and accompanying WHITE proxy card to be used to solicit proxies for, among other matters, the election of its slate of director nominees at the 2016 annual shareholders meeting of Ashford Hospitality Prime, Inc. (“AHP”). The participants in the proxy solicitation are anticipated to be Sessa Capital, Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, John E. Petry, Lawrence A. Cunningham, Philip B. Livingston, Daniel B. Silvers, and Chris D. Wheeler (collectively, the “Participants”).

SESSA CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF AHP TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

As of the date of this release, Sessa Capital owned directly 2,330,726 shares of common stock, $0.01 par value (the “Common Stock”), of AHP and Philip B. Livingston owned 4,000 shares of Common Stock. Sessa Capital GP, LLC, as a result of being the sole general partner of Sessa Capital, Sessa Capital IM, L.P., as a result of being the investment adviser for Sessa Capital, Sessa Capital IM GP, LLC, as a result of being the sole general partner of Sessa Capital IM, L.P., and John Petry, as a result of being the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC, may be deemed to be the beneficial owner of Common Stock owned directly by Sessa Capital.

Media Contacts:

Sard Verbinnen & Co

Dan Gagnier / Mark Harnett

212.687.8080

Daniel Goldstein

310.201.2040

Investor Contacts:

Innisfree M&A Incorporated

Scott Winter / Jonathan Salzberger

212.750.5833

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